Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

October 30, 2015

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Digital Buffered Notes due May 1, 2019	October 28, 2015	K563
Trigger Return Optimization Securities	October 27, 2015	T626
Accelerated Barrier Notes due April 30, 2019	October 23, 2015	T627
Absolute Return Barrier Securities due October 30, 2020	October 27, 2015	T628
Accelerated Barrier Notes due October 30, 2020	October 27, 2015	T629
Accelerated Barrier Notes due October 31, 2019	October 27, 2015	T630
Digital Plus Barrier Notes due October 30, 2020	October 23, 2015	T631
Autocallable Securities due October 30, 2017	October 27, 2015	T632
2.00% per annum Coupon Digital Barrier Notes due October 29, 2021	October 23, 2015	T633
Digital Barrier Notes due May 1, 2017	October 23, 2015	T636
Digital Barrier Notes due May 2, 2017	October 27, 2015	T637

Digital Plus Barrier Notes due October 30, 2020	October 27, 2015	T638
Accelerated Barrier Notes due October 30, 2020	October 27, 2015	T641
Trigger Contingent Coupon Optimization Securities	October 27, 2015	U1354
7.50% per annum Contingent Coupon Callable Yield Notes due October 30, 2018	October 23, 2015	U1355
8.00% 12 Year Callable Daily Range Accrual Securities due October 29, 2027	October 27, 2015	U1359
1 Year 7.00% per annum Autocallable Yield Notes due October 31, 2016	October 27, 2015	U1360
7.25% 7.5 Year Callable Daily Range Accrual Securities due April 28, 2023	October 27, 2015	U1362
6.85% per annum Contingent Coupon Autocallable Yield Notes due October 30, 2025	October 27, 2015	U1363
9.00% per annum Contingent Coupon Callable Yield Notes due October 30, 2025	October 27, 2015	U1365
Fixed to Floating Rate Securities due 2030	October 27, 2015	U1367
Trigger Autocallable Optimization Securities	October 28, 2015	U1369

14.50% per annum Contingent Coupon Autocallable Yield Notes due November 1, 2016	October 27, 2015	U1370
8.80% per annum Contingent Coupon Autocallable Yield Notes due October 30, 2025	October 28, 2015	U1376
Trigger Phoenix Autocallable Optimization Securities	October 28, 2015	U1377AB
8.10% per annum Contingent Coupon Callable Yield Notes due October 31, 2019	October 28, 2015	U1378